Exhibit 99.1

China Information Technology, Inc.’s InfoCloud Product Successfully Applied in Multiple Industries

(Shenzhen, China – October 9, 2013) -- China Information Technology, Inc. (“CNIT” or the “Company”)(Nasdaq: CNIT), a leading provider of integrated cloud-based solutions in digital education, smart family and business, public information release, and other information technology solutions in China, today announced the Company has successfully secured contracts of its core product CNIT InfoCloud with customers in multiple industries including financial, property, weather forecast, media, jewelry retail, education, entertainment, hospitality, train business, healthcare and e-commerce.

Customers that have adopted CNIT InfoCloud product for an internet-based centralized information and advertisements release system include, among others, China Merchants Bank in the financial sector; Bishan/Kai/Zhong City Meteorological Bureau in the weather forecast sector; Dafengshou and Jiqun E-Jia in the e-commerce sector; Qinghai Province Education Department, Lanzhou City Educational Technology Center and Shenzhen Primary/High School in the education sector; HKP Estate Agency in the real estate sector; Tianjin/Chengdu/Shenyang/Inner Mongolia Airport in the media sector; Shenzhen Moon Bay/Phoenix KTV in the entertainment sector; People’s Hospital of Sichuan Province/Tianjin City in the healthcare sector; and Caitingxiang Restaurant in the hospitality sector. CNIT InfoCloud, jointly developed and launched by the Company and its strategic partner Biznest in May 2013, is a public information release system based on cloud computing and internet-of-things technologies, which consists of four main components - Cloud Release Web (pubds.com), Cloud Media Web, Cloud Signage software and a Smart Cloud terminal – P-Box. This robust product offering for the commercial users enables large data storage coupled with fast and secure information delivery to a wide array of designated remote display terminals and devices in real time.

In addition to initial sales of display terminal hardware (P-TV and P-Box) and software (cloud platform), CNIT InfoCloud product allows the Company to receive recurring annual service fee ranging from hundreds to thousands of RMB per terminal, depending on various customer needs. The Company expects the pervasiveness and scalability of InfoClould will enable its fast expansion to millions of terminal users throughout China, which may generate substantial recurring revenue opportunity for the Company.

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “We are pleased that our InfoCloud product has been widely accepted by the market and our customers in such a short time since its release, which is a major accomplishment and demonstrates the successful implementation of our business transition strategy. We believe our strong product offering and market penetration capabilities in our InfoCloud and other “cloud-base” businesses will bring strong momentum for the Company’s future growth.”

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies and cloud-based business solutions in China. The Company’s cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS). The Company’s integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com